

August 15, 2013

Via E-mail
Mr. W. Pierce Carson
President
Santa Fe Gold Corporation
1128 Pennsylvania NE, Suite 200
Albuquerque, NM 87110

> **Re: Santa Fe Gold Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 28, 2012**
> **File No. 001-12974**

Dear Mr. Carson:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ John Reynolds

                              John Reynolds
                              Assistant Director